6620 West Broad Street Richmond, VA 23230 www.genworth.com

November 14, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated November 7, 2013 to Thomas J. McInerney, President and Chief Executive Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The heading and numbered paragraph in this letter correspond to the original heading and numbered paragraph in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before our response.

Notes to Consolidated Financial Statements

19. Insurance Subsidiary Financial Information and Regulatory Matters, page 332

1.	Refer to prior comment five and the first three full paragraphs on page 11 of your response letter in which you describe the effects of discontinuing your captive strategy. Please provide us proposed disclosure to be included in Management’s Discussion and Analysis in future periodic reports that explains the uncertainty regarding continuing your captive strategy and its expected effects on your consolidated future operations and financial position. To the extent you are unable to estimate the expected effects, please so state and explain why in your proposed disclosure. If you do not believe that this disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification regarding prospective information that supports your conclusion. In particular, address the two assessments management must make, regarding a known trend, demand, commitment, event or uncertainty.

Mr. Jim B. Rosenberg

November 14, 2013

We propose adding the following disclosures in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ending December 31, 2013 to describe the effects of discontinuing our captive strategy:

Uncertainties associated with our continued use of U.S. and Bermuda-based captive life reinsurance subsidiaries are primarily related to potential regulatory changes. During 2012, the NAIC began a review of the insurance industry’s use of captive life reinsurance subsidiaries and of affiliated off-shore reinsurance companies and is considering changes to its model regulations. We are currently unable to predict the ultimate outcome of the NAIC’s review.

Although we do not believe it to be likely, a potential outcome of the NAIC review is that we will be prohibited from continuing our use of captive life reinsurance subsidiaries. The expected effect of such prohibition would depend on the specific changes to state regulations that are adopted as a result of the NAIC review, including whether current captive life reinsurance structures would be allowed to continue in existence or, if not, the method and timing of their dissolution, as well as the cost and availability of alternative financing. At this time, given the uncertainty around these matters, we are unable to estimate the expected effects on our consolidated operations and financial position of the discontinuance of the use of captive life reinsurance subsidiaries to finance statutory reserves subject to Regulations XXX and AXXX and Actuarial Guideline XXXVIII in the future. If we were to discontinue our use of captive life reinsurance subsidiaries to finance statutory reserves in response to regulatory changes on a prospective basis, the reasonably likely impact would be increased costs related to alternative financing, such as third-party reinsurance, and potential reductions in or discontinuance of new term or universal life insurance sales, all of which would adversely impact our consolidated results of operations and financial condition. In addition, we cannot be certain that affordable alternative financing would be available.

With respect to our long-term care insurance business, we currently have a portion of that business reinsured by one of our Bermuda-domiciled captive life reinsurance subsidiaries. If we were to repatriate our long-term care insurance business into our U.S.-domiciled life insurance company, as a result of business initiatives, we would anticipate a minimal impact to the risk-based capital ratio of our U.S. life insurance company given the capital levels as of September 30, 2013. However, there would be no impact on our consolidated results of operations and financial condition, as the financial impacts of this reinsurance eliminate in consolidation.

Mr. Jim B. Rosenberg

November 14, 2013

*   *   *   *   *

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Martin P. Klein at (804) 662-2451 or Kelly L. Groh at (804) 281-6321.

Sincerely,

/s/ Martin P. Klein	/s/ Kelly L. Groh
Martin P. Klein	Kelly L. Groh
Executive Vice President and	Vice President and Controller
Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:

Frank Wyman, Staff Accountant, U.S. Securities and Exchange Commission

Mary Mast, Senior Staff Accountant, U.S. Securities and Exchange Commission

Thomas J. McInerney, President and Chief Executive Officer, Genworth Financial, Inc.